

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 15, 2023

William Wei Huang
Chief Executive Officer
GDS Holdings Ltd
F4/F5, Building C, Sunland International
No. 999 Zhouhai Road
Pudong, Shanghai 200137

> **Re: GDS Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 4, 2023**
> **File No. 001-37925**

Dear William Wei Huang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Daniel Ferteg